UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION
OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number 1-13644
INTERNATIONAL POWER PLC
(Exact name of registrant as specified in its charter)
Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary shares of 50p each*
American Depository Shares each of which represents ten ordinary shares
(Title of each class of securities covered by this Form)

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☑	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I
Item 1. Exchange Act Reporting History
(A)	National Power PLC (the predecessor to International Power plc) (the “Company”) first incurred the duty to file reports under Section 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on March 12, 1991 when the Company’s American Depository Shares (“ADSs”) were listed on the New York Stock Exchange (the “NYSE”).
(B)	The Company has filed or submitted all reports required under the Exchange Act Section 13(a) and Section 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report on Form 20-F under Section 13(a).
Item 2. Recent United States Market Activity
(A)	On November 24, 2000, pursuant an exemption from the registration requirements of the Securities Act, International Power (Cayman) Limited (the “Subsidiary”), a subsidiary of the Company, issued 2% Senior Convertible Notes, guaranteed by the Company and convertible into the preference shares of the Subsidiary and subsequently exchangeable for ordinary shares of the Company. On May 8, 2001, the Company filed a shelf registration statement on Form F-1 and registered (1) the 2% Senior Convertible Notes of the Subsidiary guaranteed by the Company; (2) the preference shares of the subsidiary guaranteed by the Company; (3) the Company’s guarantee of the 2% Senior Convertible Notes of the Subsidiary; (4) the Company’s guarantee of the Subsidiary’s preference shares; and (5) the Company’s ordinary shares. The 2% Senior Convertible Bonds were redeemed in 2003 without conversion and, therefore, neither the Subsidiary’s preference shares nor the Company’s ordinary shares were issued to bondholders.
(B)	The Company has never issued equity securities from its shelf registration statement.
Item 3. Foreign Listing and Primary Trading Market
(A)	The only trading market for the Company’s ordinary shares is the London Stock Exchange (“LSE”), United Kingdom where the shares trade under the symbol “IPR”. The Company’s ADSs (which are evidenced by American Depository Receipts (“ADRs”)), each representing 10 ordinary shares, were listed on the NYSE on March 12, 1991. From March 12, 1991 to October 2, 2000 the ADRs traded under the symbol “NPR”; subsequently the ADRs traded under the symbol “IPR”. The Company filed a Form 25 voluntarily applying for delisting of the ADS with the Commission on June 18, 2007. The delisting became effective before the opening of market on June 28, 2007.
(B)	The Company’s ordinary shares were first listed on the LSE on March 12, 1991 and until October 2, 2000 traded under the symbol “NPR”. The Company has maintained the listing on the LSE since such initial listing.

(C)	The percentage of trading in the ordinary shares in the United Kingdom as of the 12-month period beginning on June 1, 2006 to May 31, 2007 was 98.97%.
Item 4. Comparative Trading Volume Data
(A)	The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 1, 2006, and the last date of such period is May 31, 2007.
(B)	The average daily trading volume of the ADRs in the United States and the ordinary shares on a worldwide basis for the period described in Item 4.A is set forth in the following table:
Average Daily Trading Volume
(in number of ordinary shares)

United States(1) Worldwide	137,434 13,895,849
(1) In the United States our ordinary shares trade in the form of ADRs, each of which represents 10 ordinary shares.
(C)	The average daily trading volume of the ADRs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares and ADRs on a worldwide basis was 0.99% for the period described in Item 4.A.
(D)	The Company filed a Form 25 to voluntary delist its ADRs with the Commission, which became effective on June 28, 2007. As of June 27, 2007, the average daily trading volume of the ADRs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares and the ADRs on a worldwide basis for the preceding 12-month period, was 1.02%.
(E)	The Company has not terminated its sponsored ADR facility for its ordinary shares
(F)	Morgan Stanley & Co. International plc, whose registered office is 25 Cabot Square, Canary Wharf London E14 4QA, provided the data on trading volume for determining whether the Company meets the requirements of Rule 12h-6.
Item 5. Alternative Record Holder Information
Not Applicable
Item 6. Debt Securities
Not applicable.

Item 7. Notice Requirement
(A)	The notice required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Section 13(a) or 15(d) of the Exchange Act or both was published on June 28, 2007. A copy of this press release is attached as Exhibit A to this Form 15F.
(B)	The Company disseminated the press release in the United States via the London Stock Exchange’s Regulatory News Service and posted the press release on its website.
Item 8. Prior Form 15 Filers
Not Applicable
PART II
Item 9. Rule 12g3-2(b) Exemption
The Company’s internet website on which it intends to publish the information required under Rule 12g3-2(b)(1)(iii) is www.ipplc.com.
PART III
Item 10. Exhibits
Exhibit A: Notice of intent to terminate the Company’s duty to file reports under Section 13(a) and 15(d) of the Exchange Act.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c), or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, International Power plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, International Power plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: June 28, 2007	By:	/s/ Stephen Ramsay
		Name:	Stephen Ramsay
		Title:	Company Secretary

Exhibit A
Notice of intent to terminate the Company’s duty to file reports under Section 13(a) and 15(d) of the Exchange Act.

International Power to pursue US Delisting and Deregistration
(London — 28 June 2007) Further to the announcement made on 6 June 2007 “International Power to pursue US Delisting and Deregistration”, International Power plc today announces that following the filing of a Form 25 with the SEC on 18 June 2007, the delisting of its ADRs from the New York Stock Exchange is now effective.
International Power intends to maintain its American Depositary Receipt (“ADR”) facility with The Bank of New York as a Level 1 programme. This means that International Power’s ADRs will be traded on the over-the-counter market. International Power’s ordinary shares will continue to trade on the London Stock Exchange.
The Company will file a Form 15F with the Securities Exchange Commission (‘SEC’) on Thursday 28 June 2007 to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 (“Exchange Act”). By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is either withdrawn by the Company or denied by the SEC. The Company will continue to publish its Annual Report and other documents and communications in accordance with Exchange Act rule 12g3-2 on its Investor website www.ipplc.com.
For further information please contact:
International Power

Investor Contact:	Media Contact:
James Flanagan	Beth Akers
Telephone: +44 (0)20 7320 8869	Telephone: +44 (0)20 7320 8622
About International Power
International Power plc is a leading independent electricity generating company with 29,913 MW gross (18,237 MW net) in operation and 633 MW gross (192 MW net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange with ticker symbol IPR. Company website: www.ipplc.com